EXHIBIT (a)(15)

FOR IMMEDIATE RELEASE


CONTACT:          NE RESTAURANT COMPANY, INC.
                  CONTACT: PAUL HOAGLAND,
                  EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                  PHONE: (508) 870-9200
                  FAX: (508) 870-9201


                              NE RESTAURANT COMPANY
                              COMPLETES ACQUISITION
                               OF BERTUCCI'S, INC.

     Westborough, MA, July 21, 1998 --- NE Restaurant Company, Inc. ("NERC") announced today the completion of its acquisition of Bertucci's, Inc. (NASDAQ:
BERT) through the merger of Bertucci's with and into NERC's wholly-owned subsidiary, NERC Acquisition Corp.

     As a result of the merger, which became effective today, NERC now owns 100% of the outstanding shares of Common Stock of Bertucci's, which will be operated as a separate subsidiary of NERC.

     NERC stated that, at the time the merger became effective, NERC Acquisition Corp. owned more than 90% of the outstanding shares of Bertucci's Common Stock. Pursuant to the terms of the merger, former holders of shares of Bertucci's Common Stock are entitled to receive $10.50 in cash for each of their shares. This is the same price paid pursuant to NERC Acquisition Corp.'s tender offer for all outstanding shares of Bertucci's Common Stock, which tender offer was completed earlier in the day. NERC said that, based on a preliminary count, a total of approximately 8,328,732 shares of Bertucci's Common Stock (including approximately 213,999 shares subject to guarantees of delivery or receipt of additional documentation) had been properly tendered and purchased pursuant to the tender offer.

     NERC also stated that former holders of Bertucci's Common Stock will be mailed a formal notice of merger and instructions to follow in order to obtain the cash payments they are entitled to receive as a result of the merger or to exercise their appraisal rights under Massachusetts law.

     Dennis Pedra, President and Chief Executive Officer of NERC, said that "with this acquisition, NERC is the largest restaurant company in the Northeast. Although we are impressed with Bertucci's food and management, we expect to enhance its quality and service while continuing to open new restaurants."

     NERC, headquartered in Westborough, Massachusetts, operates two distinct restaurant concepts: Chili's Grill & Bar(R) ("Chili's") and On The Border Mexican Cafe(R) ("OTB") restaurants. NERC operates 33 restaurants, including 31 Chili's and two OTB's in five New England states. NERC develops and operates its restaurants under franchise agreements with Brinker International, Inc.